United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

Commission File Number 2-40764

Kansas City Life Insurance Company Savings and Profit Sharing Plan
A. (Full Title of the Plan)

Kansas City Life Insurance Company
3520 Broadway
Kansas City, Missouri 64111-2565
B. (Name and Address of Issuer of Securities Held Pursuant to the Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the fiscal year ended December 31, 2005, consists of the audited financial statements of the Kansas City Life Insurance Company Savings and Profit Sharing Plan for the year ended December 31, 2005, and the related schedule thereto. The Kansas City Life Insurance Company Savings and Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Kansas City Life

Insurance Company

Savings and Profit Sharing Plan

Financial Statements

and

Supplemental Schedule

2005

Statements of Net Assets Available for Benefits...............	1

Statement of Changes in Net Assets Available for Assets.........	2

Notes to Financial Statements.................................................	3

Supplemental Schedule.................................................	9

Report of Independent Registered Public Accounting Firm

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits
(Amounts in thousands)

	December 31
	2005	2004

Assets
Investments:
Participant directed:
Mutual funds, at fair value	$ 22,547	20,501
Guaranteed interest contract, at contract value	6,870	6,665
Kansas City Life Insurance Company common stock, at fair value	2,929	3,123
Non-participant directed:
Kansas City Life Insurance Company common stock, at fair value	32,064	32,274
Participant loans, at unpaid balances	1,469	1,470

Total investments	65,879	64,033

Cash	270	288

Net assets available for benefits	$ 66,149	$ 64,321

See accompanying notes to financial statements.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
(Amounts in thousands)

	Year ended December 31, 2005
		Non-
	Participant	participant
	directed	directed	Total

Additions to net assets attributed to:
Investment income:
Interest income	$ 330	70	400
Dividend income	64	694	758
Net appreciation in fair value
of investments	1,913	858	2,771

Net investment income	2,307	1,622	3,929

Contributions:
Participants	2,532	—	2,532
Employer, net of forfeitures	—	1,382	1,382

Total contributions	2,532	1,382	3,914

Total additions	4,839	3,004	7,843

Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	(2,870)	(3,145)	(6,015)

Interfund transfers	71	(71)	—

Net increase	2,040	(212)	1,828

Net assets available for benefits:
Beginning of year	30,477	33,844	64,321

End of year	$ 32,517	$ 33,632	$ 66,149

See accompanying notes to financial statements.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

(Amounts are stated in thousands)

Description of Plan

The following description of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution benefit plan sponsored by Kansas City Life Insurance Company (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Management believes it is in compliance with such provisions. The Plan is administered by an Administrative Committee appointed by the Executive Committee of the Company. The Plan has three trustees who are also officers of the Company.

Eligibility

Each employee who is at least 21 years of age is eligible to participate in the elective deferral portion of the Plan as of the first business day of the month following his or her hire date or subsequently reaching age 21. After completing one year of employment with a minimum of 1,000 hours of service, an employee is eligible to participate in the matching Company contribution and the discretionary profit sharing contribution of the Plan.

Contributions

Participants may elect to contribute to the Plan any percentage not to exceed 100% of their monthly base salary subject to maximum contribution limitations established by the Internal Revenue Code (IRC). Contribution percentages can only be changed once in any six-month period. The maximum contribution for any participant who is classified as highly compensated is 6%. Participants who attained the age of 50 before the end of the current plan year were eligible to make catch-up elective contributions.

The Company matches participant contributions up to 6% of the participant’s salary. The Company may also contribute a profit sharing amount of up to 4% of salary. The Company’s contributions are made in cash for which the plan purchases common stock of the Company. The Company did not make a profit sharing contribution for 2005.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan net investment income. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled to the benefit that can be provided from the participant’s vested account. Participants are allowed to direct the investment of their contributions among the nine funds offered by the Plan. Fund allocation changes can be made monthly. Company contributions are not directed by the participants, but are invested in the common stock of the Company.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Vesting

Participants are vested immediately in their contributions plus actual earnings there on. Company contributions vest to the participant 20% after two years of employment, and an additional 20% each year thereafter until the participant is fully vested in Company contributions.

Participant Loans

Participants may request a loan from the participant directed portion of their elective accounts under the terms and conditions established by the Administrative Committee. The amount that may be borrowed is limited in accordance with the Internal Revenue Code Section 72(p). Loans will be made for a period no longer than five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participant’s accounts and bear interest at current market rates at the time of issuance that range from 4.75% to 10.0%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or an annuity providing for equal monthly installments for a period of 120 months certain and for the remainder of his or her lifetime.

Under the provisions of the Plan, the Company is obligated to repurchase participant shares of the Company’s common stock which have been distributed under the terms of the Plan. The purchase price is determined using the average bid price for all market days in the preceding month. During 2005, the Company repurchased from participants 48,228 shares.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Forfeited Accounts

All forfeited balances under the Plan are used to reduce the Company’s matching contributions. Forfeitures of terminated nonvested account balances were approximately $14 and $17, for the years ended December 31, 2005 and 2004, respectively.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The investments of the Plan in mutual funds are reported at fair value based upon the net asset value of the mutual fund shares held at year-end. The investments in Company common stock are reported at fair value based upon the average price on December 31 of the plan year, which was $50.12 and $48.78 for 2005 and 2004, respectively. The fair value of investments in mutual funds and the Company’s common stock are based on quoted market prices. Investments in the Guaranteed Interest Account are reported at the contract value as stated in the guaranteed interest contract, which approximates fair value. Participant loans are valued at unpaid balances, which approximates fair value. The cost of investments sold is determined on the average cost basis. Purchases and sales of securities are recorded on the trade date.

Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

Payments of Benefits

Benefits are recorded when paid.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits follows:

Investments	December 31
	2005	2004
Participant Directed:
American Century Growth Stock Fund	$ 4,988	$ 5,217
MetLife Managed Guaranteed Interest Contract	6,870	6,665
Fidelity Value Fund	7,011	5,848
Kansas City Life Insurance Company common stock	2,929	3,123

Non-Participant Directed:
Kansas City Life Insurance Company common stock	32,064	32,274

During 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $2,771 as follows:

Net change in fair value	Year ended
	December 31, 2005
Participant Directed:
Mutual Funds		$ 1,840
Guaranteed Interest Contract		-
Kansas City Life Insurance Company common stock		73

Non-Participant Directed:
Kansas City Life Insurance Company common stock		858
Total		$ 2,771

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Guaranteed Interest Contract

The Plan has a fully benefit-responsive guaranteed interest contract with MetLife Insurance Company (MetLife). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan from MetLife. Contract value represents contributions made under the contract, plus earnings, and less participant withdrawal and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for 2005 and 5% for 2004. The crediting interest rate is based upon an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting purposes.

Related-Party Transactions

Certain Plan investments are shares of the Company’s common stock. The Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Tax Status

The IRS has issued a determination letter dated July 22, 2002 that, in form, the Plan and Trust forming a part thereof, meet the requirements of the Internal Revenue Code Section 401(a) as a qualified plan and trust. Although, the Plan has been amended since the determination letter was received, the Plan sponsor believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. If the Plan qualifies in operation, the Trust's earnings will be exempt from taxation, the Company's contributions will be deductible, and each participant will incur no current tax liability on either the Company's contributions or any earnings of the trust credited to the participant's account prior to the time that such contributions or earnings are withdrawn or made available to the participant. At the time a distribution occurs (whether because of retirement, termination, death, disability or voluntary withdrawal of funds), any amounts distributed (comprised of Company contributions, employee pretax contributions, and earnings on contributions of the Company or the participant) shall be taxed to the participant at the tax rate then in effect.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by adoption of a written resolution by the Company’s Board of Directors or the Executive Committee of the Board of Directors. Upon termination of the Plan, participants’ accounts would become fully vested and non-forfeitable and distributions would be made as promptly as possible.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for plan benefits per the financial statements to the Form 5500:

		December 31
	2005	2004
Net assets available for benefits per
the financial statements	$66,149	$64,321
Amounts allocated to withdrawing participants	(348)	(1,419)
Net assets available for benefits per the Form 5500	$65,801	$62,902

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to the Form 5500:

Distributions to participants and beneficiaries per
the financial statements	$6,015
Add: Amounts allocated to withdrawing participants
at December 31, 2005	348
Less: Amounts allocated to withdrawing participants
at December 31, 2004	(1,419)
Distributions to participants and beneficiaries per
Form 5500	$4,944

Amounts allocated to withdrawing participants are recorded on the Form 5500.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Schedule H, Line 4i - Schedule of Assets (Held at end of Year)
Employer Identification Number: 44-0308260
Plan Number: 003
December 31, 2005
(Amounts in thousands)

	( b )
	Identity of issue,
	borrower,	( c )			( e )
	lessor or	Description of investment including maturity date,		( d )	Current
( a )	similar party	rate of interest, collateral, par, or maturity value		Cost	Value

	Participant directed investments:
	Common stock:
*		58,447	shares of Kansas City Life Insurance Company	$ 1,630	$ 2,929

	Mutual funds:
		242,378	shares of American Century Growth Stock Fund	5,094	4,988
		109,052	shares of Vanguard Bond Index Fund	1,101	1,097
		256,080	shares of Templeton Foreign Fund	2,471	3,247
		92,834	shares of Vanguard Balanced Index Fund	1,605	1,840
		92,396	shares of Fidelity Value Fund	4,964	7,011
		85,820	shares of Vanguard Index Trust-Extended Market Fund	2,317	2,942
		12,373	shares of Vanguard 500 Index Fund	1,257	1,422
			Total mutual funds	18,809	22,547

	Guaranteed interest contract:
		-	MetLife Managed Guaranteed Interest Contract	6,870	6,870

	Total participant directed investments			$ 27,309	$ 32,346

	Non-participant directed investments:

	Common stock:
*		639,807	shares of Kansas City Life Insurance Company	15,802	32,064

	Participant loans:
*			(Interest rates range from 4.75 percent to 10.0 percent;
			maturing from 2006 to 2014)	-	1,469

	Total non-participant directed investments			$ 15,802	$ 33,533

*	Party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Trustees of the Kansas City Life Insurance Company
    Savings and Profit Sharing Plan and the
    Board of Directors of Kansas City Life Insurance Company:

We have audited the accompanying statements of net assets available for plan benefits of Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP

Kansas City, Missouri
June 23, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Life Insurance Company by Tracy W. Knapp, as plan trustee of the Kansas City Life Insurance Company Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Life Insurance Company Savings and Profit Sharing Plan By: Kansas City Life Insurance Company /s/Tracy W. Knapp Tracy W. Knapp Senior Vice President, Finance June 26, 2006